# SEC Schedule 13G/A (Amendment No. 4) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: QuantaSing Group Limited, CIK 0001932770
CUSIP: 74767N107
Title of class of securities: Class A ordinary shares, US$0.0001 par value per share
Address of issuer's principal executive offices: 2/F, Building D, Ronsin Technology Center, Chaoyang District, Beijing, China (F4), 100102
Date of event which requires filing of this statement: 06/30/2025
Filed pursuant to Rule 13d-1(d)
Amends the filing with accession number 0001104659-24-023835
Filed by CIK 0001670050

## Reporting persons
- GGV Capital VI Entrepreneurs Fund L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); sole voting power 0; shared voting power 95,697; sole dispositive power 0; shared dispositive power 95,697; aggregate amount beneficially owned 95,697 (0.1% of the class)
- GGV Capital VI Entrepreneurs Fund L.L.C.: type of reporting person: other (OO); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); sole voting power 0; shared voting power 95,697; sole dispositive power 0; shared dispositive power 95,697; aggregate amount beneficially owned 95,697 (0.1% of the class)
- GGV Discovery I, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); sole voting power 0; shared voting power 2,216,256; sole dispositive power 0; shared dispositive power 2,216,256; aggregate amount beneficially owned 2,216,256 (2.1% of the class)
- GGV Discovery I L.L.C.: type of reporting person: other (OO); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); sole voting power 0; shared voting power 2,216,256; sole dispositive power 0; shared dispositive power 2,216,256; aggregate amount beneficially owned 2,216,256 (2.1% of the class)
- Jixun Foo: type of reporting person: individual (IN); citizenship or place of organization: Singapore (U0); does not affirm membership in a group (box b); sole voting power 0; shared voting power 2,311,953; sole dispositive power 0; shared dispositive power 2,311,953; aggregate amount beneficially owned 2,311,953 (2.2% of the class)
- Jenny Hong Wei Lee: type of reporting person: individual (IN); citizenship or place of organization: Singapore (U0); does not affirm membership in a group (box b); sole voting power 0; shared voting power 2,311,953; sole dispositive power 0; shared dispositive power 2,311,953; aggregate amount beneficially owned 2,311,953 (2.2% of the class)
- Jeffrey Gordon Richards: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 2,311,953; sole dispositive power 0; shared dispositive power 2,311,953; aggregate amount beneficially owned 2,311,953 (2.2% of the class)
- Glenn Solomon: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 2,311,953; sole dispositive power 0; shared dispositive power 2,311,953; aggregate amount beneficially owned 2,311,953 (2.2% of the class)
- Hans Tung: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 2,311,953; sole dispositive power 0; shared dispositive power 2,311,953; aggregate amount beneficially owned 2,311,953 (2.2% of the class)

## Item 1. Issuer
Name of issuer: QuantaSing Group Limited
Address of issuer's principal executive offices: 2/F, Building D, Ronsin Technology Center, Chaoyang District, Beijing , F4, 100102.

## Item 2. Person Filing
Name of person filing:
The names of the persons filing this report (collectively, the "Reporting Persons") are:

GGV Discovery I, L.P. ("Discovery I LP")
GGV Capital VI Entrepreneurs Fund L.P. ("Capital VI E LP")
GGV Discovery I L.L.C. ("Discovery I GP")
GGV Capital VI Entrepreneurs Fund L.L.C. ("Capital VI E GP")
Jixun Foo ("Foo")
Glenn Solomon ("Solomon")
Jenny Hong Wei Lee ("Lee")
Jeffrey Gordon Richards ("Richards")
Hans Tung ("Tung")

The Reporting Persons expressly disclaim status as a "group" for purposes of this Schedule 13G.
Address of principal business office or, if none, residence:
c/o GGV Capital
3000 Sand Hill Road, Suite 4-230
Menlo Park, CA 94025
Citizenship:
Discovery I L.P. Cayman Islands
Capital VI-E LP Cayman Islands
Discovery I GP Cayman Islands
Capital VI-E GP Cayman Islands
Foo Singapore
Solomon United States
Lee Singapore
Richards United States
Tung United States

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
There is no CUSIP number assigned to the Class A ordinary shares. CUSIP number 74767N107 has been assigned to the American Depositary Shares ("ADS") of the Issuer. Each ADS represents three Class A ordinary shares.

Row 9 of each Reporting Person's cover page to this Schedule 13G sets forth the aggregate number of securities of the Issuer beneficially owned by such Reporting Person as of June 30, 2025 and is incorporated by reference.

The Reporting Persons' ownership of the Issuer's securities consists of (i) 95,697 Class A ordinary shares held in the form of 31,899 ADSs directly held by Capital VI-E LP and (ii) 2,216,256 Class A ordinary shares held in the form of 738,752 ADSs directly held by Discovery I LP.

Capital VI-E GP is the general partner of Capital VI-E LP and shares voting and investment authority over the securities held by Capital VI-E LP. Discovery I GP is the general partner of Discovery I LP and shares voting and investment authority over the securities held by Discovery I GP. Each of Foo, Lee, Richards, Solomon and Tung is a Managing Director of each of Capital VI-E GP and Discovery I GP and shares voting and investment authority over the securities held by each of Capital VI-E LP and Discovery I LP.
Percent of class: Row 11 of each Reporting Person's cover page to this Schedule 13G/A sets forth the percentages of the securities of the Issuer beneficially owned by such Reporting Person as of June 30, 2025 and is incorporated by reference. The percentage set forth in each row 11 is based upon 103,776,127 Class A ordinary shares outstanding as of June 30, 2024, as reported in the Issuer's Annual Report on Form 20-F filed with the Securities and Exchange Commission (the "SEC") on August 29, 2024.
Sole power to vote or to direct the vote: Row 5 of each Reporting Person's cover page to this Schedule 13G/A sets forth the sole power to vote or to direct the vote of securities of the Issuer beneficially owned by such Reporting Person as of June 30, 2025 and is incorporated by reference.
Shared power to vote or to direct the vote: Row 6 of each Reporting Person's cover page to this Schedule 13G/A sets forth the shared power to vote or to direct the vote of securities of the Issuer beneficially owned by such Reporting Person as of June 30, 2025 and is incorporated by reference.
Sole power to dispose or to direct the disposition: Row 7 of each Reporting Person's cover page to this Schedule 13G/A sets forth the sole power to dispose or to direct the disposition of securities of the Issuer beneficially owned by such Reporting Person as of June 30, 2025 and is incorporated by reference.
Shared power to dispose or to direct the disposition: Row 8 of each Reporting Person's cover page to this Schedule 13G/A sets forth the shared power to dispose or to direct the disposition of securities of the Issuer beneficially owned by such Reporting Person as of June 30, 2025 and is incorporated by reference.

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Exhibits
Exhibit 99.1 Joint Filing Agreement, dated as of May 15, 2025 (incorporated by reference to Exhibit 99.1 to the Reporting Persons' Schedule 13G filed with the SEC on May 15, 2025.

## Signatures
- GGV Capital VI Entrepreneurs Fund L.P.: /s/ Terence Jen, By GGV Capital VI Entrepreneurs Fund L.L.C., Its General Partner, By Terence Jen, Attorney-in-Fact (08/14/2025)
- GGV Capital VI Entrepreneurs Fund L.L.C.: /s/ Terence Jen, By Terence Jen, Attorney-in-Fact (08/14/2025)
- GGV Discovery I, L.P.: /s/ Terence Jen, By GGV Discovery I L.L.C., Its General Partner, By Terence Jen, Attorney-in-fact (08/14/2025)
- GGV Discovery I L.L.C.: /s/ Terence Jen, By Terence Jen, Attorney-in-fact (08/14/2025)
- Jixun Foo: /s/ Jixun Foo, Jixun Foo (08/14/2025)
- Jenny Hong Wei Lee: /s/ Jenny Hong Wei Lee, Jenny Hong Wei Lee (08/14/2025)
- Jeffrey Gordon Richards: /s/ Jeffrey Gordon Richards, Jeffrey Gordon Richards (08/14/2025)
- Glenn Solomon: /s/ Glenn Solomon, Glenn Solomon (08/14/2025)
- Hans Tung: /s/ Hans Tung, Hans Tung (08/14/2025)